

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Mr. Ulrich Gottschling
Chief Financial Officer
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, California 92705

>   **Re: SRS Labs, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **File No. 0-21123**

Dear Mr. Gottschling:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Stephen Krikorian
>   Accounting Branch Chief